

Mail Stop 3720

March 2, 2017

Kirk R. Brannock
Chief Executive Officer
Westell Technologies, Inc.
750 North Commons Drive
Aurora, IL 60504

Re: **Westell Technologies, Inc.**
Form 10-K for Fiscal Year Ended March 31, 2016
Filed May 24, 2016
Form 10-Q for Quarter Ended December 31, 2016
Filed February 10, 2017
File No. 000-27266

Dear Mr. Brannock:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Quarter Ended December 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. In future filings, please expand your explanation of material drivers of changes in your financial results to address not only the causes of the changes but the reasons behind why the causes occurred.   For example, you disclose that your financial results were negatively impacted in the nine months ended December 31, 2016 from lower IBW revenue "due to lower overall sales of Remote units to existing customers and decrease in support services revenue." Such a discussion should also address why customers' spending dropped and whether management believes this to be a seasonal event going forward. We note your disclosure that quarter to quarter comparisons of your results of operations are not necessarily indicative of results that

may be expected for fiscal year 2017; however, your revenues have been steadily decreasing throughout fiscal 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Celeste M. Murphy at (202) 551-3257 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications